

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2016

<u>Via E-Mail</u>
Mr. Dominic F. Silvester
Chief Executive Officer and Director
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

     Re: **Enstar Group Limited**
              Form 10-K for the Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-33289

Dear Mr. Silvester:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Sharon Blume

                         Sharon M. Blume
                         Accounting Branch Chief
                         Office of Healthcare and Insurance